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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                          Commission File Number 0-9204

                              EXCO Resources, Inc.
             (Exact name of registrant as specified in its charter)

                         6500 Greenville Ave., Suite 600
                               Dallas, Texas 75206
                                 (214) 368-2084
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Stock Purchase Rights for 5% Convertible Preferred Stock (Title of each class of securities covered by this Form)

                     Common Stock, par value $.02 per share
            5% Convertible Preferred Stock, par value $.01 per share
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)   [X]         Rule 12h-3(b)(1)(ii)    [ ]
             Rule 12g-4(a)(1)(ii)  [ ]         Rule 12h-3(b)(2)(i)     [ ]
             Rule 12g-4(a)(2)(i)   [ ]         Rule 12h3(b)(2)(ii)     [ ]
             Rule 12g-4(a)(2)(ii)  [ ]         Rule 15d-6              [ ]
             Rule 12h-3(b)(1)(i)   [ ]

         Approximate number of holders of record as of the certification or notice date: None

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                            EXCO Resources, Inc.



DATE: July 27, 2001                         By: /s/ J. DOUGLAS RAMSEY
                                               --------------------------------
                                               Name:  J. Douglas Ramsey, Ph.D.
                                               Title: Vice President and
                                                      Chief Financial Officer